Date: November 17, 2005

Contact: Charles H. Majors, President and Chief Executive Officer
                434-773-2219 majorsc@amnb.com

Traded: NASDAQ National Market   **Symbol:** AMNB

AMERICAN NATIONAL BANK ANNOUNCES REGIONAL ORGANIZATION

Danville, VA -- American National Bank & Trust Company, subsidiary of American National Bankshares Inc. (Nasdaq: AMNB), today announced the creation of three banking regions and the promotion of six officers resulting from the new organizational structure.

The new organization resulted from the planned departure of a senior officer as well as the Bank's expansion into the Lynchburg, Virginia, market area. Dexter Gilliam, who currently serves as Senior Vice President, Chief Banking Officer and Senior Loan Officer, has announced that he will leave the Bank in December to assume a senior management position with RACO, Inc., a Southside Virginia cable installation company.

Promoted to Executive Vice President are R. Helm Dobbins, Jeffrey V. Haley and Neal A. Petrovich. Haley, who has been Chief Administrative Officer, has been named to the new position of Chief Operating Officer. Dobbins will continue as Chief Credit Officer and Petrovich will continue as Chief Financial Officer.

The Bank is being divided into three geographic regions. Each of these regions will be headed by a Senior Vice President and Regional Executive, who will report to Haley. Named as Senior Vice Presidents and Regional Executives are Michael L. Dance, E.C. Jordan and Karen P. Kinnier.

Dance, who currently serves as manager of Danville Commercial Lending, will head the region consisting of Danville, Virginia and Caswell County, North Carolina. Jordan, who currently serves as Martinsville City Executive, will head the region consisting of Martinsville, Henry County, Pittsylvania County and Halifax County, Virginia and Greensboro, North Carolina. Kinnier, who recently joined the Bank in Lynchburg, will head the region consisting of the Bank's new office in Lynchburg and the four offices being acquired as part of a recently announced transaction.

In October, American National Bankshares Inc., the parent company of the Bank, entered into a definitive agreement to acquire Community First Financial Corporation (OTCBB: CYFC), the parent company of Community First Bank, which operates four offices serving the City of Lynchburg, Virginia and the counties of Bedford, Campbell and Nelson. Pending required approvals, the transaction is expected to close in the first quarter of 2006.

"This organization will ensure that we remain a community bank in all of the markets we serve," stated Charles H. Majors, President & Chief Executive Officer. "It is my belief that this new regional structure will give us flexibility, responsiveness, market focus and the ability to continue to expand."

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through nineteen ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ National Market under the symbol "AMNB".